HAROLD P. GEWERTER, ESQ., LTD.

December 20, 2004

To:	H. Christopher Owings
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Expert Systems, Inc.
Form SB-2/A filed December 1, 2004
File No.: 333-118799

Dear Mr. Owings:

The following are the Company’s responses and revisions to its filing pursuant to your letter dated December 10, 2004:

Prospectus

Risk Factors

1.    The additional risk factor disclosure at page 8, while apparently intended to be responsive to our comment, has been printed with errors in the heading both in the prospectus and in counsel’s letter.  This heading, as it now appears, reads “If an interruption in the supply of our product occurs or the quality of our product is diminished (sic) because, our sales and profitability could suffer.”  Please review in any future filing.

The risk factor heading in question has been amended in the registration statement.

Financial Statements

Financial Statements – page 30

2.    Please apply the guidance in AU 561.06a of the AICPA professionals standards and the disclosure requirements of APB 20 paragraph 37 as it relates to your restatement for your audited and reviewed financial statements.  Additionally, on the face of each of the financial statements and footnotes that are affected by the restatement, please clearly label the headings and applicable periods as restated.  Finally, as stated in AU 561.06a, your auditors should refer to the restatement note describing the revisions in their auditor’s report.

The registrant has amended the reports to incorporate reference to the restatements as required by APB 20 paragraph 37.

3.    Please amend your filing and have your auditors revise their consent in Exhibit 23 to read “Consent of Independent Registered Public Accounting Firm” as previously requested in our letter dated October 29, 2004.  Additionally, please have your auditors revise the wording of their consent to reflect the dual dating of their audit report for the years ended December 31, 2003 and 2002.

The consent has been amended as suggested.

The Registrant intends to request acceleration of the effective date of the pending registration statement and has advised us that it intends to file any periodic or current report which the Company would be required to file if it were subject to the reporting requirements of the Securities Exchange Act of 1934 during such period.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Patrick Deparini, Paralegal, or the undersigned at (702) 382-1714.

                                                                                Sincerely,

                                                                                /s/ Harold P. Gewerter, Esq.

                                                                                Harold P. Gewerter, Esq.

Attachments:

Form SB-2 amendment 3, marked